

July 7, 2015

Via E-mail
Cameron Robb
President, Principal Executive Officer, Secretary and Treasurer
Mix 1 Life, Inc.
10575 N. 114th Street, Suite 103
Scottsdale, AZ 85259

> **Re:** **Mix 1 Life, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed June 22, 2015**
> **File No. 333-204750**

Dear Mr. Robb:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Sales of Unregistered Securities, page II-1

1. We note your response to our prior comment 2. Please revise your disclosure here of your convertible debenture and warrants offerings to include all of the information required by Item 701 of Regulation S-K.

Description of Securities, page 15

2. We note your response to our prior comment 3. Please expand your description here of the outstanding warrants to comply with the requirements of Item 201(c) of Regulation S-K. For instance, please disclose the number of warrants outstanding, the exercise price of the warrants, the specific expiration date(s) of the warrants, provisions for changes to

or adjustments in the exercise price and any other material terms of such rights on warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Luke C. Zouvas
Zouvas Law Group, P.C.
2750 Womble Rd, Suite 107
San Diego, CA 92106